SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Financial Information for the First Quarter 2007

On April 19, 2007, we announced financial results for the first quarter of 2007 (1Q07). The following financial and operating information, unless otherwise indicated, is presented pursuant to US GAAP and in Brazilian Reais (R$), and comparisons refer to the first quarter of 2006 (1Q06). Additionally, financial statements in US GAAP are made available as Annex A at the end of this report. This report on Form 6-K is incorporated by reference in our registration statement on Form F-3 (file no. 333-142166).

Operating and Financial Highlights

Net income for the quarter was R$116.6mm (US$56.9mm), representing an 11.2% net margin. Earnings per share (EPS) were R$0.59 and earnings per ADS were US$0.29, exceeding analyst estimates.

Operating income in 1Q07 was R$125.1mm, representing an EBIT margin of 12.0%. Cash, cash equivalents and short-term investments totaled R$2.0bn, an increase of R$256.0mm over 4Q06.

Operating cost per ASK (CASK) decreased 11.3% from 14.73 cents (R$) in 1Q06 to 13.06 cents (R$) in 1Q07. Non-fuel CASK decreased 10.8% to 7.91 cents (R$) mainly due to lower selling expenses per ASK, fuel expenses per ASK and aircraft rent per ASK.

RPKs increased 59.6% from 3,066mm in 1Q06 to 4,894mm in 1Q07. ASKs increased 61.5% from 4,340mm in 1Q06 to 7,010mm in 1Q07. Average load factor decreased 0.8 percentage points to 69.8% and average passenger yields decreased 26.4% to 19.93 cents (R$), resulting in a RASK of 14.85 cents (R$), a 25.3% decrease vs. 1Q06. Average fares decreased 21.8% from R$233.4 to R$182.6. Net revenues reached R$1.0bn, representing growth of 20.7%.

GOL’s average market share of domestic and international regular air transportation in 1Q07 was 38.5% and 17.9%, respectively, up from 28.8% and 4.2% in 1Q06.

On-time arrivals and flight completion averaged, respectively, 99% and 95% (internal data) during 1Q07. Passenger complaints and lost baggage per 1,000 passengers averaged 2.19 and 0.52, respectively. Sales through the GOL website represented 82.7% of total sales.

In 1Q07, GOL added 22 new daily flight frequencies and launched one new international destination: Lima, Peru. In February GOL commenced direct flights from Santiago, Chile to Lima, Peru In April, GOL launched its 57th destination: Marabá, in Brazil’s Northern region.

Two Boeing 737 NG aircraft were added to the fleet during 1Q07, increasing the total fleet to 67 aircraft. Another 737 NG will join the GOL fleet during 2Q07.

In April through its wholly-owned subsidiary GTI S.A., GOL acquired 100% of VRG Linhas Aereas S.A. (”VRG”), having obtained approval from the ANAC on April 4, 2007 to effect the transfer. On April 9, 2007, VRG became an operating subsidiary alongside GOL Transportes Aereos S.A (”GTA”). GTA will continue to invest in its unique low-cost operating model serving Brazil and South America. VRG will operate domestic and international air transportation services under the VARIG brand, offering differentiated services with a low-cost business model. The VRG fleet will consist of 14 737-300s and two 767-300s at the end of 2Q07

A net quarterly interest on shareholders’ equity and dividend payment of R$73,7 mm (R$ 0,35 net per share and US$0,17 net per ADS) was approved at the March 16, 2007 Board Meeting to be paid on May 4, 2007 as interest on shareholders’ equity and dividends (to shareholders of record as of March 20, 2007).

GOL’s shares presented average daily trading volumes of US$47.3 mm (R$97.4mm) during 1Q07, making GOL one of the most liquid stocks among airlines globally and among Brazilian public companies. GOL ADRs had an average daily trading volume of US$29.8mm during 1Q07, as

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compared to US$26.9mm in 1Q06. GOL’s PN shares had an average daily trading volume of R$36.0mm in 1Q07, compared to R$7.3mm in 1Q06.

In February, GOL received five awards at the Ninth Annual IR Global Rankings (IRGR), which ranks and recognizes companies with the best investor relations practices. In total, 145 companies from 33 countries were considered in the ranking. GOL ranked number one in the category of “Disclosure Procedures” for the second consecutive year. In the IR Website category, the Company’s website was awarded the top prize in the industry and was Top 5 among Latin American websites. GOL’s Online Annual Report was also considered the best in Latin America and throughout the industry.

GOL was ranked in Forbes Magazine’s annual list of the largest 2000 global companies. The magazine also named GOL one of five “Global High Performers” in the transportation industry. “Global High Performers” are an elite list of fast-growing large companies that set the pace for their respective industries.

Financial & Operating Highlights	1Q07	1Q06%		4Q06%
(US GAAP)			Change		Change
RPKs (mm)	4,894	3,066	59.6%	4,123	18.7%
ASKs (mm)	7,010	4,340	61.5%	6,070	15.5%
Load Factor	69.8%	70.6%	-0.8 pp	67.9%	+1.9 pp
Passenger Revenue per ASK (R$ cents)	13.91	19.12	-27.2%	15.72	-11.5%
Operating Revenue per ASK (R$ cents) (“RASK”)	14.85	19.88	-25.3%	16.67	-10.9%
Operating Cost per ASK (R$ cents) (“CASK”)	13.06	14.73	-11.3%	14.82	-11.9%
Operating Cost ex-fuel per ASK (R$ cents)	7.91	8.87	-10.8%	9.36	-15.5%
Breakeven Load Factor	61.4%	52.3%	+9.1 pp	60.4%	+1.0 pp
Net Revenues (R$ mm)	1,041.3	863.0	20.7%	1,012.0	2.9%
Operating Income (R$ mm)	125.1	223.8	-44.1%	112.3	11.4%
Operating Margin	12.0%	25.9%	-13.9 pp	11.1%	+0.9 pp
Pre-tax Income	159.7	248.6	-35.8%	135.4	17.9%
Pre-tax Income Margin	15.3%	28.8%	-13.5 pp	13.4%	+1.9 pp
Net Income (R$ mm)	116.6	179.8	-35.2%	92.7	25.8%
Net Income Margin	11.2%	20.8%	-9.6 pp	9.2%	+2.0 pp
Earnings per Share (R$)	R$ 0.59	R$ 0.92	-35.9%	R$ 0.47	25.5%
Earnings per ADS Equivalent (US$)	$0.29	$0.42	-31.0%	$0.22	31.8%
Weighted average number of shares and ADSs,	196,211	195,973	0.1%	196,206	0.0%
basic (000)

Note: Historical RPK and ASK data may have immaterial alterations to match with official (final) DAC/ANAC data.

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Management’s Comments on 1Q07 Results

During the quarter, GOL expanded its transportation capacity, launched international flights to the Peruvian market and substantially reduced its costs. GOL celebrated its sixth anniversary of operations and believes its acquisition of VRG provides unique opportunities to implement its proven low-cost strategies in a company with important route rights and a well-established brand.

Results in the first quarter of 2007 were impacted given the continued challenges caused by the external difficulties that affected the airline sector in Brazil. A high level of flight cancellations contributed to suppressed demand, producing lower than expected yields and load factors. Passengers transported in 1Q07 increased 45.6% over 1Q06. GOL’s load factor decreased 0.8 percentage points to 69.8% . Aircraft utilization was at 15.0 block hours per day (increasing 4.2% over 1Q06). Operating costs per ASK, excluding fuel, decreased approximately 10.8% to 7.91 cents (R$). Fuel costs per available seat kilometer (ASK) decreased 12.1% year-over-year and helped to decrease total operating cost per seat kilometer (CASK) by 11.3% to 13.06 cents (R$). Cost reductions per ASK were driven by lower selling expenses, lower fuel expenses and lower aircraft rent expenses.

Revenues

Net operating revenues, principally revenues from passenger transportation, increased 20.7% to R$1.0bn, primarily due to higher revenue passenger kilometers (RPK), offset by lower yields and load factors. In 1Q07, RPK growth was driven by a 38.6% increase in departures and 20.4% increase in stage length, offset by a 0.8 percentage point decrease in load factor to 69.8% . RPKs grew 59.6% to 4,894mm, and revenue passengers grew 45.6% to 5.3mm.

Average fares decreased 21.8% from R$233.37 to R$182.62 and yields decreased 26.4% to 19.93 cents (R$) per passenger kilometer, mainly due to a 20.4% increase in stage length.

Operating revenues per ASK (“RASK”) decreased 25.3% to R$14.85 cents in 1Q07 (compared to R$19.88 cents in 1Q06).

The 61.5% year-over-year capacity expansion, represented by ASKs, facilitated the addition of 22 new daily flight frequencies (including six night flights) and one new international destination in 1Q07. The addition of 22.8 average operating aircraft compared to 1Q06 (from 43.0 to 65.8 aircraft) drove the ASK increase.

The growth in RPKs resulted in a higher domestic market share for GOL, which averaged 38% during 1Q07, compared to 29% in 1Q06. Through its regular international flights to Buenos Aires, Cordoba and Rosario (Argentina), Santa Cruz de la Sierra (Bolivia), Montevideo (Uruguay), Asuncion (Paraguay), Santiago (Chile) and Lima (Peru), GOL achieved a sharp increase in year-over-year international market share to 18% (share of Brazilian airlines flying to international destinations) in the same period. Approximately 14.1% of GOL’s total RPKs were related to international passenger traffic. Complementing net operating revenues, cargo transportation activities primarily contributed to the expansion of other operating revenues, increasing from R$33.2mm to R$65.9mm.

Operating Expenses

Total CASK decreased 11.3% to 13.07 cents (R$), due to lower selling expenses, a reduction in fuel prices and lower aircraft rent expenses per ASK. Operating expenses per ASK excluding fuel decreased by 10.8% to 7.91 cents (R$). Total operating expenses increased 43.3%, reaching R$916.2mm, due to higher fuel expenses, increased air traffic servicing expenses, higher maintenance expenses and the expansion of our operations (fleet and employee expansion and a higher volume of landing fees). The R$107.0mm increase in fuel expenses was due to an increase in fuel consumption and partially offset by lower fuel prices per liter. Breakeven load factor increased 9.1 percentage points to 61.4% vs. 52.3% in 1Q06.

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Results from GOL’s operating expense (jet fuel price and USD exchange rate) hedging programs are accounted for in accordance with SFAS 133 (Statement of Financial Accounting Standards No 133), “Accounting for Derivatives and Hedging Activities.”

The breakdown of our costs and operational expenses for 1Q07, 1Q06 and 4Q06 is as follows:

Operating Expenses (R$ cents / ASK)
	1Q07	1Q06	% Chg.	4Q06	% Chg.
Aircraft fuel	5.15	5.86	-12.1%	5.46	-5.7%
Salaries, wages and benefits	1.88	1.88	0.0%	2.15	-12.6%
Aircraft rent	1.36	1.53	-11.1%	1.40	-2.9%
Sales and marketing	1.09	2.29	-52.4%	1.41	-22.7%
Aircraft and traffic servicing	0.83	0.73	13.7%	1.35	-38.5%
Landing fees	0.78	0.70	11.4%	0.75	4.0%
Maintenance, materials and repairs	0.66	0.60	10.0%	0.89	-25.8%
Depreciation	0.41	0.29	41.4%	0.40	2.5%
Other operating expenses	0.90	0.85	5.9%	1.01	-10.9%

Total operating expenses	13.06	14.73	-11.3%	14.82	-11.9%

Operating Expenses (R$ million)
	1Q07	1Q06	% Chg.	4Q06	% Chg.
Aircraft fuel	361.3	254.3	42.1%	331.2	9.1%
Salaries, wages and benefits	132.1	81.5	62.1%	130.6	1.1%
Aircraft rent	95.3	66.5	43.4%	85.1	12.0%
Sales and marketing	76.6	99.3	-22.9%	85.6	-10.5%
Aircraft and traffic servicing	57.9	31.6	83.1%	82.1	-29.5%
Landing fees	55.0	30.4	81.2%	45.5	20.9%
Maintenance, materials and repairs	46.2	26.1	77.1%	54.3	-14.9%
Depreciation	28.5	12.5	127.8%	24.1	18.3%
Other operating expenses	63.3	37.0	71.3%	61.1	3.6%

Total operating expenses	916.2	639.2	43.3%	899.6	1.8%

Aircraft fuel expenses per ASK decreased 12.1% over 1Q06 to 5.15 cents (R$), mainly due to lower fuel price per liter and a proportionally more fuel efficient fleet (additional larger, winglet-equipped 737-800 SFP aircraft in the fleet). The decrease in average fuel price per liter over 1Q06 was primarily due to a decrease of 8.4% on international crude oil (WTI) prices and a 4.2% decrease in Gulf Coast jet fuel prices, in addition to the 4.1% Brazilian Real appreciation against the U.S. Dollar (factors influencing the determination of Brazilian jet fuel prices). The Company has hedged approximately 60%, 25%, 25%, 10% and 10% of its fuel requirements for 2Q07, 3Q07, 4Q07, 1Q08 and 2Q08, respectively.

Salaries, wages and benefits expenses per available seat kilometer (ASK) remained flat at 1.88 cents (R$), as a 5% cost of living increase on salaries in December 2006 and a 60.2% increase in the number of full-time equivalent employees, to 9,595, related to planned 1Q07 and 2Q07 capacity expansion, was offset by productivity gains.

Aircraft rent per ASK decreased 11.1% to 1.36 cents (R$) in 1Q07, primarily due to a high aircraft utilization rate (15.0 block hours per day and 6.0% more ASKs per aircraft), a 4.1% appreciation of the Brazilian Real against the U.S Dollar vs. 1Q06, and amortized gains on sale-leaseback transactions on eight 737-800 aircraft during 1Q07 (amortized over the term of the leases).

Sales and marketing expenses per ASK decreased 52.4% to 1.09 cents (R$) due primarily to a reduction in sales commissions effected during the quarter, and a higher aircraft utilization rate (6.0%

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more ASKs per aircraft). During the quarter, GOL booked a majority of its ticket sales through a combination of its website (82.7%) and its call center (11.1%) .

Landing fees per ASK increased 11.4% to 0.78 cents (R$), due to a 21% increase in landing tariffs and an increase in landings at international airports (with higher tariffs), partially offset by a 20.4% increase in average stage length and a higher aircraft utilization rate (6.0% more ASKs per aircraft).

Aircraft and traffic servicing expenses per ASK increased 13.7% to 0.83 cents (R$), mainly due to higher ground handling services expenses (landings increased 38.6%) and increases in consulting and technology services, partially offset by an increased average stage length and a higher aircraft utilization rate (15.0 block hours per day and 6.0% more ASKs per aircraft).

Maintenance, materials and repairs per ASK increased 10.0% to 0.66 cents (R$), primarily due to a higher number of scheduled maintenance services during 1Q07, partially offset by a 4.1% appreciation of the Brazilian Real against the U.S. Dollar. Main expenses during the quarter were related to the scheduled maintenance of seven engines in the amount of R$12.8mm; the use of spare parts inventory, in the amount of R$10.4mm and the repair of rotable materials in the amount of R$9.7mm.

Depreciation per ASK increased 41.4% to 0.41 cents (R$), due to a higher amount of fixed assets (mainly spare parts inventory) and an increase of R$3.3mm related to depreciation of four new 737-800 NG aircraft which entered the fleet in 4Q06 and 1Q07, and two 737-700 aircraft classified as capital leases.

Other operating expenses per ASK were 0.90 cents (R$), a 5.9% increase when compared to the same period of the previous year, due to an increase in travel expenses and lodging for flight crews due to cancelled flights and bad debt expenses. Insurance expenses, at 0.15 cents (R$) per ASK (R$10.4mm total) remained flat over 1Q06.

Financial Results

Net financial income increased R$9.8mm. Interest expense increased R$23.8mm primarily due to an increase in long-term debt and a higher amount of short-term working capital debt related to increased operations. Interest income increased R$54.6mm primarily due to a higher volume of cash and short-term investments, and was partially offset by a 4.3 percentage point reduction in average Brazilian interest rates (as measured by the CDI rate).

Financial Results (R$ thousands)	1Q07	1Q06	4Q06
Interest expense	(27,024)	(3,263)	(14,969)
Capitalized interest	4,617	3,350	(121)
Interest income	88,606	33,972	43,370
Other gains (losses)	(31,558)	(9,264)	(5,155)
Net Financial Results	34,641	24,795	23,125

Net Income and Earnings per Share

Reported net income in 1Q07 was R$116.6mm, representing an 11.2% net income margin, vs. R$179.8mm of net income in 1Q06.

Reported net earnings per share, basic, were R$0.59 in 1Q07 compared to R$0.92 in 1Q06. Basic weighted average shares outstanding were 196,211,363 in 1Q07 and 195,959,922 in 1Q06. Reported net earnings per share, diluted, were R$0.59 in 1Q07 compared to R$0.92 in 1Q06. Fully-diluted weighted average shares outstanding were 196,271,519 in 1Q07 and 196,160,293 in 1Q06.

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Reported net earnings per ADS, basic, were US$0.29 in 1Q07 compared to US$0.42 in 1Q06. Basic weighted average ADS outstanding were 196,211,363 in 1Q07 and 195,959,922 in 1Q06. Reported net earnings per ADS, diluted, were US$0.29 in 1Q07 compared to US$0.42 in 1Q06. Fully-diluted weighted average ADS outstanding were 196,271,519 in 1Q07 and 196,160,293 in 1Q06.

Based on GOL’s quarterly dividend policy for fiscal 2007, Management recommended payment to common and preferred shareholders of R$0.35 per share. The total payout approved for 1Q07 was R$73.7mm (R$68.7mm net of withholding tax – consisting of R$28.6mm paid as interest on shareholders’ equity and R$40.1mm paid in dividends, both to shareholders of record on March 20, 2007) equivalent to, approximately, R$0.3500 per share and US$0.1699 per ADS.

Cash Flow

Cash, cash equivalents and short-term investments increased R$256.0mm during 1Q07. Cash used in operating activities was R$25.8mm, mainly due to a reduction in air traffic liability (R$91.4mm), an increase in inventories (R$48.1mm), an increase in deposits with lessors (R$33.7mm) and a decrease in other liabilities (R$16.8mm), partially offset by income from operations (R$116.6mm).

Net cash used in investing activities was R$188.5mm, consisting primarily of pre-delivery deposits (R$113.3mm) and acquisition of property and equipment (R$82.1mm), including aircraft of R$59.0mm.

Net cash provided by financing activities during 1Q07 was R$470.3mm, mainly due to a R$ 526.2mm increase in long-term borrowings related to the issuance of 7.5% Senior Notes maturing in 2017, partially offset by R$73.7mm in dividends paid.

Cash Flow Summary (R$ million)	1Q07	1Q06	% Change	4Q06	% Change
Net cash provided by (used in) operating activities	(25.8)	93.8	nm	118.5	-121.8%
Net cash used in investing activities[1]	(188.5)	(109.1)	72.8%	(274.5)	-31.3%
Net cash provided by financing activities	470.3	59.1	696.1%	256.2	83.6%

Net increase in cash, cash equivalents & short term investments	256.0	43.8	484.8%	100.2	155.5%

1. Excluding R$81.6mm in 1Q07, R$(13.1)mm in 1Q06 and R$89.6mm in 4Q06 of cash invested in highly-liquid short-term investments with maturities above 90 days, as defined by SFAS 115.

Comments on the Balance Sheet

Cash Position and Debt (R$ million)	3/1/2007	12/31/2006	% Change
Cash, cash equivalents & short-term investments	1,962.3	1,706.3	15.0%
Short-term debt	176.1	128.3	37.3%
Long-term debt	1,431.4	949.0	50.8%

GOL currently leases most of its aircraft, as well as airport terminal space, other airport facilities, office space and other equipment. On March 31, 2007, the Company leased 61 aircraft under operating leases with initial lease term expiration dates ranging from 2007 to 2018, and six aircraft under capitalized leases. Future minimum lease payments under leases are denominated in U.S. Dollars.

As of March 31, 2007, the Company had 75 firm orders (net of 12 already delivered) and 34 options to purchase new Boeing 737-800 Next Generation aircraft. The firm orders had an approximate value of US$5.3bn (based on aircraft list price) and are scheduled for delivery between 2007 and 2012. As of March 31, 2007, GOL has made deposits in the amount of US$269.4mm related to these orders.
The following table provides a summary of our principal payments under long-term obligations, operating lease commitments, aircraft purchase commitments and other obligations as of March 31, 2007:

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Principal obligations (R$ thousands)						Beyond
	2008	2009	2010	2011	2012	2012	Total
Long-term debt obligations	43,775	145,881	31,318	30,626	30,687	507,548	789,835
Pre-delivery deposits	221,704	297,973	346,345	281,053	67,163	-	1,214,238
Aircraft purchase commitments	2,044,610	1,546,451	1,886,268	2,374,736	1,990,118	1,096,361	10,938,544

Total	2,310,089	1,990,305	2,263,931	2,686,415	2,087,968	1,603,909	12,942,617

Expected fleet growth from 2007 to 2012 is as follows:

Fleet Plan	2007	2008	2009	2010	2011	2012
VRG: 136-seat B 737-300	9	8	-	-	-	-
GTA: 141-seat B 737-300	14	12	7	-	-	-
VRG: 136-seat B 737-700 NG	-	4	8	10	12	14
GTA: 144-seat B 737-700 NG	30	28	21	20	10	10
VRG: 177-seat B 737-800 NG	5	7	9	11	13	15
GTA: 184-seat B 737-800 NG	12	13	11	7	6	5
GTA: 187-seat B 737-800 NG	24	33	49	65	78	86
VRG: 253-seat B 767-300 ER	8	14	16	18	20	22

Total	102	119	121	131	139	152

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Glossary of Industry Terms

Revenue passengers represents the total number of paying passengers flown on all flight segments.

Revenue passenger kilometers (RPK) represents the numbers of kilometers flown by revenue passengers.

Available seat kilometers (ASK) represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.

Load factor represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

Breakeven load factor is the passenger load factor that will result in passenger revenues being equal to operating expenses.

Aircraft utilization represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

Block hours refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate.

Yield per passenger kilometer represents the average amount one passenger pays to fly one kilometer.

Passenger revenue per available seat kilometer represents passenger revenue divided by available seat kilometers.

Operating revenue per available seat kilometer (RASK) represents operating revenues divided by available seat kilometers.

Average stage length represents the average number of kilometers flown per flight.

Operating expense per available seat kilometer (CASK) represents operating expenses divided by available seat kilometers.

This report contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

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Annex A

Unaudited Condensed Consolidated Interim
Financial Statements under U.S. GAAP

GOL Linhas Aéreas Inteligentes S.A.

March 31, 2007 and December 31, 2006, with Report
of Independent Registered Public Accounting Firm

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

March 31, 2007 and 2006
(In thousands of Brazilian Reais)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders’ of
Gol Linhas Aéreas Inteligentes S.A.

We have reviewed the condensed consolidated balance sheet of Gol Linhas Aéras Inteligentes S.A. and subsidiaries as of March 31, 2007 and the related condensed consolidated statements of income and cash flows for the three-month periods ended March 31, 2007 and 2006 and the condensed consolidated statements of shareholders’ equity and comprehensive income for the three-month period ended March 31, 2007. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical review procedures to financial data, and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries as of December 31, 2006, and the related consolidated statements of income, cash flows, shareholders equity and comprehensive income for the year then ended not presented herein, and in our report dated January 29, 2007, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2006 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

ERNST & YOUNG
Auditores Independentes S.S.

Maria Helena Pettersson
Partner

São Paulo, Brazil
April 19, 2007

     GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of Brazilian Reais)

	March 31, 2007	December 31, 2006
	(Unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	R$ 618,509	R$ 280,977
Short-term investments	1,343,808	1,425,369
Receivables, less allowance
(2007 – R$ 13,483; 2006 – R$ 10,366)	645,417	659,306
Inventories	123,262	75,165
Deposits with lessors	257,638	232,960
Recoverable taxes	57,721	60,396
Prepaid expenses	71,377	64,496
Other	10,066	12,654

Total current assets	3,127,798	2,811,323

PROPERTY AND EQUIPMENT
Pre-delivery deposits	554,817	436,911
Flight equipment	729,043	660,861
Other	132,741	129,260

	1,416,601	1,227,032
Accumulated depreciation	(165,945)	(147,809)

Property and equipment, net	1,250,656	1,079,223

OTHER ASSETS
Deposits with lessors	307,106	304,875
Other	72,731	63,033

Total other assets	379,837	367,908

TOTAL ASSETS	R$ 4,758,291	R$ 4,258,454

See accompanying notes to condensed consolidated financial statements

	March 31, 2007	December 31, 2006
	(Unaudited)

LIABILITIES AND SHAREHOLDERS’
EQUITY

CURRENT LIABILITIES
Short-term borrowings	R$ 176,120	R$ 128,304
Current portion of long-term debt	43,775	41,298
Accounts payable	106,082	124,110
Salaries, wages and benefits	104,456	87,821
Sales tax and landing fees	106,254	139,394
Air traffic liability	243,884	335,268
Dividends payable	72,537	42,961
Deferred gains on sale and leaseback transactions	7,172	10,128
Deferred income taxes, net	8,355	-
Other	66,101	91,062

Total current liabilities	934,736	1,000,346

NON-CURRENT LIABILITIES
Long-term debt	1,431,434	949,006
Deferred income taxes, net	34,349	28,064
Deferred gains on sale and leaseback transactions	49,375	48,219
Other	49,045	27,661

	1,564,203	1,052,950

SHAREHOLDERS’ EQUITY
Preferred shares, no par value; 88,621,497 and
88,615,674 issued and outstanding in 2007 and
2006, respectively	848,536	846,125
Common shares, no par value; 107,590,792 issued
and outstanding in 2007 and 2006	41,500	41,500
Additional paid-in capital	35,844	35,430
Appropriated retained earnings	39,577	39,577
Unappropriated retained earnings	1,289,915	1,246,848
Accumulated other comprehensive income	3,980	(4,322)

Total shareholders’ equity	2,259,352	2,205,158

TOTAL LIABILITIES AND SHAREHOLDERS’
EQUITY	R$ 4,758,291	R$ 4,258,454

See accompanying notes to condensed consolidated financial statements

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(In thousands of Brazilian Reais, except per share amounts)

	Three-Months ended March 31,

	2007	2006

NET OPERATING REVENUES
Passenger	R$ 975,361	R$ 829,858
Cargo and Other	65,911	33,158

Total net operating revenues	1,041,272	863,016

OPERATING EXPENSES
Aircraft fuel	361,298	254,306
Salaries, wages and benefits	132,065	81,484
Aircraft rent	95,331	66,487
Sales and marketing	76,555	99,330
Landing fees	54,972	30,341
Aircraft and traffic servicing	57,888	31,621
Maintenance materials and repairs	46,248	26,115
Depreciation	28,546	12,529
Other	63,309	36,968

Total operating expenses	916,212	639,181

OPERATING INCOME	125,060	223,835

OTHER INCOME (EXPENSE)
Interest expense	(27,024)	(3,263)
Capitalized interest	4,617	3,350
Interest and investment income	88,606	33,972
Other expenses, net	(31,558)	(9,264)

Total other income	34,641	24,795

INCOME BEFORE INCOME TAXES	159,701	248,630

Income taxes	(43,119)	(68,840)

NET INCOME	R$ 116,582	R$ 179,790

EARNINGS PER COMMON AND PREFERRED SHARE:

Basic	R$ 0.59	R$ 0.92
Diluted	R$ 0.59	R$ 0.92

See accompanying notes to condensed consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(In thousands of Brazilian Reais)

	Three months ended March 31,

	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	R$ 116,582	R$ 179,790
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation	28,546	12,529
Deferred income taxes	(1,800)	(6,830)
Allowance for doubtful accounts receivable	3,117	740
Capitalized interest	(4,617)	3,350
Changes in operating assets and liabilities:
Receivables	10,772	(15,005)
Inventories	(48,097)	2,644
Accounts payable and other accrued liabilities	(18,028)	-
Deposits with lessors	(33,730)	(22,658)
Air traffic liability	(91,384)	(32,258)
Dividends payable	29,576	(43,470)
Other, net	(16,758)	14,967

Net cash provided by (used in) operating activities	(25,821)	93,799

CASH FLOWS FROM INVESTING ACTIVITIES
Deposits for aircraft leasing contracts	6,821	(6,207)
Acquisition of property and equipment	(82,073)	(40,047)
Pre-delivery deposits	(113,289)	(62,856)
Change in available-for-sale securities, net	81,561	(13,221)

Net cash used in investing activities	(106,980)	(122,331)

CASH FLOWS FROM FINANCING ACTIVITIES
Short-term borrowings	6,518	50,443
Proceeds from issuance of long-term debt	526,203	-
Dividends paid	(73,515)	-
Other, net	11,127	8,638

Net cash provided by financing activities	470,333	59,081

NET INCREASE IN CASH AND CASH EQUIVALENTS	337,532	30,549

Cash and cash equivalents at beginning of the period	280,977	106,347

Cash and cash equivalents at end of the period	R$ 618,509	R$ 136,896

Supplemental disclosure of cash flow information
Interest paid	R$ 27,024	R$ 3,263
Income taxes paid	R$ 28,630	R$ 76,809

Non cash investing activities
Accrued capitalized interest	R$ (4,617)	R$ 3,350

See accompanying notes to condensed consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
 (In thousands of Brazilian Reais, except for share information)

	Common Shares		Preferred Shares				Retained Earnings		Accumulated

					Additional				other
					paid in	Deferred			comprehensive
	Shares	Amount	Shares	Amount	capital	compensation	Appropriated	Unapropriated	income	Total

Balance at December 31, 2006	107,590,792	R$ 41,500	88,615,674	R$ 846,125	R$ 39,275	R$ (3,845)	R$ 39,577	R$ 1,246,848	R$ (4,322)	R$ 2,205,158
Comprehensive income:
Net income	-	-	-	-	-	-	-	116,582	-	116,582
Changes in fair value of derivative instruments, net of taxes	-	-	-	-	-	-	-	-	8,302	8,302

Total comprehensive income	-	-	-	-	-	-	-	-	-	124,884
Paid-in subscribed capital	-	-	5,823	2,411	-	-	-	-	-	2,411
Deferred compensation	-	-	-	-	(15)	15	-	-	-	-
Amortization of deferred compensation	-	-	-	-	-	414	-	-	-	414
Dividends payable and interest on shareholders’ equity	-	-	-	-	-	-	-	(73,515)	-	(73,515)

Balance at March 31, 2007 (Unaudited)	107,590,792	R$ 41,500	88,621,497	R$ 848,536	R$ 39,260	R$ (3,416)	R$ 39,577	R$ 1,289,915	R$ 3,980	R$ 2,259,352

See accompanying notes to condensed consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

1. Business Overview

Acquisition. On March 28, 2007, the Company through GTI S.A., a wholly-owned subsidiary of Gol Linhas Aéreas Inteligentes, concluded an agreement for the acquisition of the total share capital of VRG Linhas Aéreas S.A. (“VRG”, airline that operates the VARIG brand) from VarigLog and Volo, the controlling shareholders of VRG. The total consideration for the shares of VRG is US$ 275 million, consisting of US$ 98 million of cash and 6,049,185 non-voting (PN) shares issued by the Company, with various sale restrictions for up to 30 months. The Company also assumed R$ 100 million (US$ 48 million) of debentures issued by VRG. Also on March 28, 2007, the Company increased the capital of GTI S.A. in the amount of R$62,148 (US$30,000), corresponding to 62,148,000 ordinary and preferred shares subscribed on October 26, 2004 at the price of R$ 1.00 per share, as part of the payment to VarigLog and Volo. The acquisition of VRG is conditioned on approvals from the Nacional Civil Aviation Agency (ANAC) and the Brazilian Antitrust Agency (CADE). See Note 13.

2. Summary of Significant Accounting Policies

Basis of presentation. These financial statements were prepared in accordance with accounting principles generally accepted in the United States for interim financial reporting (USGAAP), using Brazilian Reais as the functional and reporting currency. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, the consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company’s results for the periods presented. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the date of the financial statements and during the reporting period. Actual results could differ from these estimates.

Consolidated quarterly information includes accounts of Gol Linhas Aéreas Inteligentes S.A. and of its wholly-owned subsidiaries Gol Transportes Aéreos S.A. (GTA), GTI S.A., GAC Inc. and Gol Finance. All significant intercompany balances have been eliminated.

The exchange rates at March 31, 2007 and March 31, 2006 were R$ 2.0504 and R$ 2.1724, respectively per U.S. Dollar. The average exchange rates for the first quarter of 2007 and 2006 were R$ 2.1085 and R$ 2.1974 respectively (these rates provided for reference purposes). The accounting principles adopted under USGAAP differ in certain respects from accounting principles generally accepted in Brazil (“Brazilian GAAP”), which the Company uses to prepare its statutory financial statements.

The results of the three-month period ended March 31, 2007 are not necessarily indicative of the results that might be expected for the full year ending December 31, 2007. The balance sheet at December 31, 2006 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes for the year ended December 31, 2006.

For further information, refer to the consolidated financial statements for the year ended December 31, 2006 and footnotes thereto included in the Company’s financial statements filed with the SEC.

3. Deposits with Lessors

Deposits with lessors include aircraft and engine maintenance deposits, security deposits for aircraft leasing contracts and other deposits which will be used to compensate the lessors for other lease related costs when due. Following is the composition of the balance:

		December 31,
	March 31, 2007	2006

Aircraft and engine maintenance deposits	298,010	263,647
Security deposits	33,963	40,787
Other deposits	232,771	233,401

	564,744	537,835

Short-term	(257,638)	(232,960)

Long-term	307,106	304,875

Maintenance deposits made in the first quarter of 2007 and 2006 were R$ 34,360 and R$ 30,118, respectively. There were no maintenance deposits reimbursed to the Company for maintenance events during the first quarters of 2007 and 2006.

4. Short-term Borrowings

At March 31, 2007, the Company had ten revolving lines of credit with five financial institutions allowing for combined borrowings up to R$ 432,000. One of the credit lines is secured by promissory notes and allows for borrowings up to R$ 300,000. At March 31, 2007 and December 31, 2006, there were R$176,120 (US$ 85,895) and R$ 128,304 (US$ 60,011) outstanding borrowings under these facilities, respectively.

The weighted average annual interest rate for these reais-based short-term borrowings at March 31, 2007 and December 31, 2006 was 11.6% and 15.5%, respectively.

5. Long-term Debt

	March 31, 2007	December 31, 2006

Foreign currency:
5.39 % Bank loan	123,500	128,304
7.24 % IFC loan	97,589	107,150
7.50 % Senior notes	463,522	-
8.75 % Perpetual notes	412,020	436,902

	1,096,631	672,356
Local currency:
9.15 % BNDES loan	61,449	54,626

Capital leases (note 8)	273,354	222,024

Long-term debt	1,431,434	949,006

In March 2007, the Company’s wholly-owned subsidiary Gol Finance issued R$ 463,545 (US$ 225,000) 7.50% Senior Notes due 2017. At March 31, 2007, there was outstanding R$ 463,522 in the long-term and R$ 773 in the short-term under this facility.

The following table provides a summary of our principal payments of long-term debt obligations at March 31:

						Beyond
(in R$ 000)	2009	2010	2011	2012	2013	2013	Total

Long-term debt obligations (1)	145,881	31,318	30,626	30,687	26,225	481,323	746,060

(1) The long-term debt obligations do not include the perpetual notes.

6. Transactions with Related Parties

The Company has an exclusive bus transportation agreement with related companies Breda Transportes e Serviços S.A. and Expresso União Ltda. During the first quarter of 2007 and 2006, the Company paid R$ 1,360 and R$ 104 (R$ 615 and R$ 91) to these companies, respectively.

The Company also has a five-year office space lease agreement with Áurea Administração e Participações S.A. (expiring on March 31, 2008) for the lease of headquarters located at Rua Tamoios, 246 in São Paulo. The lease agreement provides for monthly payments, adjusted by the IGP-M inflation index. During both the first quarters of 2007 and 2006, the Company paid R$ 88 to this company.

The payments to and from the related parties are in the normal course of business and were based on prevailing market rates.

7. Shareholders’ Equity

Brazilian corporations are allowed to attribute interest on shareholder’s equity. The calculation is based on the shareholder’s equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long term interest rate (“TJLP”) determined by the Brazilian Central Bank (6.50% p.a. for the first quarter of 2007). For the quarter ended March 31, 2007, the Company’s statutory consolidated financial statements presented a net profit of R$ 91,578 (R$160,678 in 2006). The Company accrued a total of R$ 73,716 of interim dividends payable represented by R$ 33,608 of interest on stockholder’s equity and R$ 40,108 of dividends for payment in the second quarter of 2007, which is included in current liabilities.

8. Leases

During the first quarter of 2007, the Company has entered into one lease agreement for one aircraft which is classified as capital leases under the provisions of SFAS No. 13, “Accounting For Leases”. The Company had six aircraft classified as capital leases at March 31, 2007. The capital lease agreements are typically for a term of twelve years and for two aircraft the present value of the minimum lease payments exceed 90% of their fair market value at the inception of the lease and for the remaining four aircraft, the Company has bargain purchase options to buy them at the end of the lease term. The carrying value of aircraft under capital lease arrangements included in property and equipment totaled R$ 306,180 as of March 31, 2007. Amortization of aircraft under capital lease arrangements is included in depreciation and amortization expense.

Future minimum lease payments under capital leases with initial or remaining terms in excess of one year at March 31, 2007 were as follows:

	Thousands of R$	Thousands of US$

2008	42,271	20,616
2009	42,271	20,616
2010	42,271	20,616
2011	42,271	20,616
2012	42,884	20,915
After 2012	217,783	106,215

Total minimum lease payments	429,751	209,594
Less: Amount representing interest	127,211	62,042

Present value of net minimum lease payments	302,540	147,552
Less current portion	29,186	14,234

Long-term portion	273,354	133,318

8. Leases (Continued)

The Company leases aircraft in operation, airport terminal space, other airport facilities, office space and other equipment. At March 31, 2007, the Company leased 61 aircraft under operating leases (as compared to 60 aircraft at December 31, 2006), with initial lease term expiration dates ranging from 2007 to 2018.

Future minimum lease payments under non-cancelable operating leases are denominated in US dollars. Such leases with initial or remaining terms in excess of one year at March 31, 2007 were as follows:

	Thousands of R$			Thousands of US$

	Aircraft	Other	Total	Aircraft	Other	Total

2008	386,351	13,137	399,488	188,427	6,407	194,834
2009	325,944	9,163	335,107	158,966	4,469	163,435
2010	275,609	4,790	280,399	134,417	2,336	136,753
2011	191,772	2,110	193,882	93,529	1,029	94,558
2012	178,863	-	178,863	87,233	-	87,233
After 2012	506,455	-	506,455	247,003	-	247,003

Total minimum lease payments	1,864,994	29,200	1,894,194	909,575	14,241	923,816

During the first quarter of 2007 the Company received two Boeing 737-800 aircraft.

9. Other Commitments

The following table provides a summary of our principal payments under aircraft purchase commitments and other obligations at March 31:

						Beyond
(in R$ 000)	2008	2009	2010	2011	2012	2012	Total

Pre-delivery deposits (1)	221,704	297,973	346,345	281,053	67,163	-	1,214,238
Aircraft purchase commitments (2)	2,044,610	1,546,451	1,886,268	2,374,736	1,990,118	1,096,361	10,938,544

Total	2,266,314	1,844,424	2,232,613	2,655,789	2,057,281	1,096,361	12,152,782

(1) The Company makes payments for aircraft acquisitions utilizing the proceeds from equity and debt financings, cash flow from operations, short and medium-term credit lines and supplier financing. Pre-delivery deposits refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of Boeing 737-800 Next Generation aircraft.

(2) The Company has a purchase contract with Boeing for 109 Boeing 737-800 Next Generation aircraft, under which the Company currently has 75 firm orders and 34 purchase options. The firm orders have an approximate value of R$ 10,939 million (corresponding to approximately US$ 5,335 million) based on the aircraft list price (excluding contractual manufacturer’s discounts), including estimated amounts for contractual price escalations and pre-delivery deposits. Aircraft purchase commitments can be financed with long-term financing guaranteed by the U.S. Exim Bank (for approximately 85% of the total acquisition cost).

10. Financial Instruments and Concentration of Risk

At March 31, 2007 and December 31, 2006, the Company’s primary monetary assets were cash equivalents, short-term investments and assets related to aircraft leasing operations. The Company’s primary monetary liabilities are related to aircraft leasing operations. All monetary assets other than those related to aircraft leasing operations included in the balance sheet are stated at amounts that approximate their fair values.

10. Financial Instruments and Concentration of Risk (Continued)

Financial instruments that expose the Company to credit risk involve mainly cash equivalents, short-term investments and accounts receivable. Credit risk on cash equivalents and short term investments related to amounts invested with major financial institutions. Credit risk on accounts receivable relates to amounts receivable from the major international credit card companies. These receivables are short-term and the majority of them settle within 30 days.

The Company’s revenue is generated in Brazilian Reais (except for a small portion in Argentine Pesos, Bolivian Bolivianos, Chilean Pesos, Paraguay Guaranis, Peru Nuevos Soles and Uruguay Pesos from flights between Brazil, Argentina, Bolivia, Chile, Paraguay, Peru and Uruguay). However, its liabilities, particularly those related to aircraft leasing and acquisition, are US dollar-denominated. The Company’s currency exchange exposure at March 31, 2007 is as set forth below:

	March 31, 2007	December 31, 2006

Assets
Cash and cash equivalents	1,260,264	788,136
Deposits with lessors	266,224	273,031
Aircraft and engine maintenance deposits	21,271	20,223
Other	46,197	15,405

Total assets	1,593,956	1,096,795

Liabilities
Foreign suppliers	23,306	25,249
Others	33,636	63,167

Total liabilities	56,942	88,416

Exchange exposure	1,537,041	1,008,379

Exchange exposure in thousands of U.S. dollars	749,617	471,645

Off-balance sheet transactions exposure
Operating Leases	1,894,194	1,948,607
Aircraft commitments	10,938,544	11,549,004

Total exchange exposure	14,369,752	14,505,990

Total exchange exposure in thousands of U.S. dollars	7,008,268	6,784,841

The Company’s off-balance sheet exposure represents the future obligations related to operating lease contracts and aircraft purchase contracts.

The Company utilizes financial derivative instruments with first-tier banks for cash management purposes. The Company currently has synthetic fixed income options and swap agreements to obtain the Brazilian overnight deposit rate from fixed-rate or dollar-denominated investments.

a) Fuel

Airline operations are exposed to the effects of changes in the price of aircraft fuel. Aircraft fuel consumed in the first quarter of 2007 and 2006 represented approximately 39.5% and 39.8% of the Company’s operating expenses, respectively. To manage this risk, the Company periodically enters into crude oil option contracts and swap agreements. Because jet fuel is not traded on an organized futures exchange, liquidity for hedging is limited. However, the Company has found commodities for effective hedging of jet fuel costs. Historically, prices for crude oil are highly correlated to Brazilian jet fuel, making crude oil derivatives effective at offsetting jet fuel prices to provide short-term protection against a sharp increase in average fuel prices.

10. Financial Instruments and Concentration of Risk (Continued)

The following is a summary of the company’s fuel derivative contracts (in thousands, except as otherwise indicated):

	March 31,	December 31,
	2007	2006

Fair value of derivative instruments at the end of the quarter	R$ 18,756	R$ (4,573)
Average remaining term (months)	3	3
Hedged volume (barrels)	2,366,462	1,804,000

Quarter ended March 31:	2007	2006

Hedge effectiveness gains recognized in aircraft fuel expense	-	R$ 628
Hedge ineffectiveness net gains recognized in other income	R$ 5,325	-
Percentage of actual consumption hedged (during quarter)	87%	55%

The Company utilizes financial derivative instruments as hedges to decrease its exposure to jet fuel price increases for short-term time frames. The Company currently has a combination of purchased call options, collar structures, and fixed price swap agreements in place to hedge approximately 60%, 25%, 25%, 10% and 10% of its jet fuel requirements for the second, third and fourth quarters 2007, and the first and second quarters of 2008, respectively, at average crude equivalent prices of approximately US$ 68.3, US$ 69.5, US$ 72.3, US$ 62.6 and US$ 62.9 per barrel, respectively.

The Company accounts for its fuel hedge derivative instruments as cash flow hedges under SFAS 133. Under SFAS 133, all derivatives designated as hedges that meet certain requirements are granted special hedge accounting treatment. Generally, utilizing the special hedge accounting, all periodic changes in fair value of the derivatives designated as hedges that are considered to be effective, as defined, are recorded in “Accumulated other comprehensive income” until the underlying jet fuel is consumed. When aircraft fuel is consumed and the related derivative contract settles, any gains or losses previously deferred in other comprehensive income are recognized as aircraft fuel expense. The Company is exposed to the risk that periodic changes will not be effective, as defined, or that the derivatives will no longer qualify for special hedge accounting. Ineffectiveness, as defined, results when the change in the total fair value of the derivative instrument does not equal 80-125% of the change in the value of the aircraft fuel being hedged or the change in value of the Company’s expected future cash outlay to purchase and consume jet fuel. To the extent that the periodic changes in the fair value of the derivatives are not effective, that ineffectiveness is recorded to “Other gains and losses” in the income statement. Likewise, if a hedge ceases to qualify for hedge accounting, those periodic changes in the fair value of derivative instruments are recorded to “Other gains and losses” in the income statement in the period of the change.

Ineffectiveness is inherent in hedging jet fuel with derivative positions based in other crude oil related commodities, especially given the recent volatility in the prices of refined products. Due to the volatility in markets for crude oil and related products, the Company is unable to predict the amount of ineffectiveness each period, including the loss of hedge accounting, which could be determined on a derivative by derivative basis or in the aggregate. In specific instances, the Company has determined that specific hedges will not regain effectiveness in the time period remaining until settlement and therefore must discontinue special hedge accounting, as defined by SFAS 133. When this happens, any changes in fair value of the derivative instruments are marked to market through earnings in the period of change.

10. Financial Instruments and Concentration of Risk (Continued)

a) Fuel (Continued)

The Company continually looks for better and more accurate methodologies in forecasting future cash flows relating to its jet fuel hedging program. These estimates are used in the measurement of effectiveness for the Company’s fuel hedges, as required by SFAS 133. During second quarter 2006, the Company revised its method for forecasting future cash flows. Previously, the Company had estimated future cash flows using actual market forward prices of like commodities and adjusting for historical differences from the Company’s actual jet fuel purchase prices. The Company’s new methodology utilizes a statistical-based regression equation with data from market forward prices of like commodities, and will not have a material impact on the financial statements.

During the three months ended March 31, 2007, the Company recognized approximately R$2,730 (US$ 1,331) of additional net gains in Other (gains) losses, related to the ineffectiveness of its hedges and the loss of hedge accounting for certain hedges. Of this net total, approximately R$ 61 (US$ 30) was ineffectiveness expense and mark-to-market losses related to contracts that settled during first quarter of 2007. As of March 31, 2007 there was R$ 6,020 (US$2,936), net of taxes, on unrealized gains with jet fuel hedges recorded in “comprehensive income”. Also, there were derivative transactions not designated as hedges for which the change in fair value during the period was R$2,945 which was recorded in other expenses.

Outstanding financial derivative instruments expose the Company to credit loss in the event of nonperformance by the counterparties to the agreements. However, the Company does not expect any of its six counterparties to fail to meet their obligations. The amount of such credit exposure is generally the unrealized gain, if any, in such contracts. To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold financial derivative instruments for trading purposes.

b) Exchange rates

The Company is exposed to the effects of changes in the USD exchange rate. Exchange exposure relates to amounts payable arising from USD-denominated and USD-linked expenses and payments. To manage this risk, the Company uses USD options and futures contracts.

The following is a summary of our foreign currency derivative contracts (in thousands, except as otherwise indicated):

	March 31,	December 31,
	2007	2006

Fair value of derivative instruments at the end of period	R$ 4,310	R$ (275)
Longest remaining term (months)	2	2
Hedged volume	261,500	R$ 180,127

Quarter ended March 31:	2007	2006

Hedge effectiveness losses recognized in operating expenses	-	R$ (5.383)
Hedge ineffectiveness losses recognized in other expenses	R$ (6,596)	R$ (227)
Percentage of expenses hedged (during quarter)	50%	65%

10. Financial Instruments and Concentration of Risk (Continued)

The Company utilizes financial derivative instruments as hedges to decrease its exposure to increases in the USD exchange rate. The Company has utilized financial derivative instruments for short-term time frames. The Company accounts for its foreign currency futures derivative instruments as cash flow hedges under SFAS 133. As of March 31, 2007 the unrealized loss with exchange rates recorded in “comprehensive income” was R$ 2,040, net of taxes.

While outstanding, these contracts are recorded at fair value on the balance sheet with the effective portion of the change in their fair value being reflected in other comprehensive income. Ineffectiveness, the extent to which the change in fair value of the financial derivatives exceeds the change in the fair value of the operating expenses being hedged, is recognized in other income (expense) immediately. When operating expenses are incurred and the related derivative contract settles, any gain or loss previously deferred in other comprehensive income is recognized in operating expenses.

c) Cash management

The Company utilizes financial derivative instruments for cash management purposes. The Company utilizes synthetic fixed income options and swaps to obtain the Brazilian overnight deposit rate from fixed-rate or dollar-denominated investments. The Company enters into synthetic fixed income option contracts with first-tier banks registered in the Brazilian CETIP clearing house. As of March 31, 2007, the total amount invested in synthetic fixed-income option contracts was R$ 78,982 with average term of 241 days. The Company utilizes swap agreements to change the remuneration of a portion of its short term investments to the Brazilian overnight deposit rate (“CDI”). As of March 31, 2006, the notional amount of fixed-rate swaps to CDI was R$ 75,000 with a fair value of R$ (520), and the notional amount of dollar-denominated swaps to CDI was R$ 183,667 with a fair value or R$ 5,636. The change in fair value of these swaps is recognized in interest income in the period of change.

11. Income Taxes

The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, on January 1, 2007. As a result of the implementation of Interpretation 48, there has been no impact on the liability for unrecognized tax benefits. Accordingly, there are no interest and penalties accrued related to unrecognized tax benefits. The Company will recognize interest in interest expense and penalties in operating expenses for future unrecognized tax benefits.

The reconciliation of the reported income tax and social contribution and the amount determined by applying the composite fiscal rate at March 31, 2007 and March 31, 2006, is as follows:

	Three-month period ended
	March 31,

	2007	2006

Income before income taxes	159,701	248,630
Nominal composite rate	34.0%	34.0%

Income tax by the nominal rate	54,298	84,534
Interest on stockholders’ equity	(11,427)	(12,033)
Other permanent differences	248	(3,661)

Income tax expense	43,119	68,840

Effective rate	27.0%	27.7%

12. Earnings per Share

The Company’s preferred shares are not entitled to receive any fixed dividends. Rather, the preferred shareholders are entitled to receive dividends per share in the same amount of the dividends per share paid to holders of the common shares. However, our preferred shares are entitled to receive distributions prior to holders of the common shares. Consequently, basic earnings per share are computed by dividing income by the weighted average number of all classes of shares outstanding during the year. Preferred shares are excluded during any loss period. The diluted preferred shares are computed including the executive employee stock options calculated using the treasury-stock method as they were granted at an exercise price less that the market price of the shares.

	Three-month period ended
	March 31,

	2007	2006

Numerator
Net income applicable to common and preferred shareholders for basic and diluted earnings
per share	116,582	179,790

Denominator

Weighted-average shares outstanding for basic earnings per share (in thousands)	196,211	195,960
Effect of dilutive securities:
Executive stock options (in thousands)	60	200

Adjusted weighted-average shares outstanding and assumed conversions for diluted
earnings per shares (in thousands)	196,271	196,160

13. Subsequent Events

On April 4, 2007, the Company received approval from the National Civil Aviation Agency (ANAC) to complete the transfer of VRG to GTI S.A., a wholly-owned subsidiary of Gol Linhas Aéreas Inteligentes. With this authorization, the Company initiated execution of the plan developed for VRG, which will operate with its own brand (VARIG) and differentiated services, incorporating the low-cost business model of Gol Transportes Aéreos S.A.

On April 9, 2007, the Company’s Board of Directors approved a capital increase amounting to R$518,100 by means of the issuance of 8,519,979 preferred shares in order to meet the obligations assumed by its subsidiary GTI S.A. in connection with its acquisition of VRG’s capital ownership. When the Company agreed to acquire the capital stock of VRG, it agreed to pay a portion of the acquisition price with 6,049,185 preferred shares (representing approximately 3.1% of its total shares outstanding). According to Brazilian law, the issuance and transfer of preferred shares to Varig Logística S.A, the seller of VRG, triggers preemptive rights of the company’s existing shareholders. Of the total authorized issuance of 8,519,979 preferred shares, the company will transfer 6,049,185 preferred shares to Varig Logística S.A. The Company’s shareholders (other than Fundo de Investimento em Participações Asas, the Company’s principal shareholder) have the right to subscribe for 2,470,794 preferred shares (representing approximately 1.3% of the Company’s total shares outstanding). The Company voluntarily elected to register this rights offering with the Securities and Exchange Commission (SEC), in order to enable U.S. holders of its preferred shares and ADRs to participate in the rights offering.

On April 12, 2007, the Company increased the capital of GTI S.A. in the amount of R$138,264 (US$68,000), corresponding to 138,264,400 ordinary and preferred shares subscribed on October 26, 2004 at the price of R$ 1.00 per share, as part of the payment to VarigLog.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.